SECU 08032132 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 14485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diamond Bay Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2351 W. Northwest Highway, Suite 1120
(No. and Street)

Dallas	Texas	75220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

AUG 18 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Washington, DC
104

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra L. Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Diamond Bay Securities Corp.**, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SANDRA K. JENKINS
Notary Public, State of Texas
My Commission Expires
February 22, 2010

Signature

Pres

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Diamond Bay Securities Corp.

We have audited the accompanying statement of financial condition of Diamond Bay Securities Corp. as of June 30, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Bay Securities Corp. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder
BRAD A. KINDER, CPA

Flower Mound, Texas
August 5, 2008

DIAMOND BAY SECURITIES CORP.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash	$ 18,938
Advance to related party	32,500
Note receivable from related party	50,000
Accrued interest receivable from related party	1,150
Other assets	3
TOTAL ASSETS	$ 102,591

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 678
Income tax payable	911
TOTAL LIABILITIES	1,589

Stockholders' Equity

Common stock, $.0000001 par value, 20,000,000 shares authorized, issued and outstanding	2
Additional paid-in capital	45,496
Retained earnings	55,504
TOTAL STOCKHOLDERS' EQUITY	101,002
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 102,591

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Operations
Year Ended June 30, 2008

Revenue		
Consulting fees	$	11,595
Other income		35,000
Interest income		1,696
TOTAL REVENUE		48,291
Expenses		
Management fees		2,500
Regulatory fees		5,537
Professional fees		2,968
Bad debt		19,000
Other expenses		1,045
TOTAL EXPENSES		31,050
Net income before income tax		17,241
Provision for income taxes - current		911
NET INCOME	$	16,330

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2007	20,000,000	$ 2	$ 45,496	$ 39,174	$ 84,672
Net income	-	-	-	16,330	16,330
Balances at June 30, 2008	20,000,000	$ 2	$ 45,496	$ 55,504	$ 101,002

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:		
Net income	$	16,330
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Decrease in consulting fees receivable		4,750
Increase in advance due from related party		(22,500)
Decrease in accrued interest receivable from related party		1,350
Decrease in other assets		201
Increase in accounts payable		178
Increase in income tax payable		911
Net cash provided by operating activities		1,220
Net increase in cash		1,220
Cash at beginning of year		17,718
Cash at the end of the year	$	18,938

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:		
Net income	$	16,330
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Decrease in consulting fees receivable		4,750
Increase in advance due from related party		(22,500)
Decrease in accrued interest receivable from related party		1,350
Decrease in other assets		201
Increase in accounts payable		178
Increase in income tax payable		911
Net cash provided by operating activities		1,220
Net increase in cash		1,220
Cash at beginning of year		17,718
Cash at the end of the year	$	18,938

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Diamond Bay Securities Corp. (Company) was incorporated in the state of Delaware in January 1987. The Company is approximately 97 percent owned by Brett MacArthur Associates, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily engages in investment banking consulting services.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting Fees

Consulting fees are recorded as revenues at the time the services are rendered.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital and net capital requirements of $17,349 and $5,000, respectively. The Company's net capital ratio was .09 to 1.

During the period from November 23, 2007 through January 24, 2008 the Company had a net capital deficiency; however the Company did not conduct any securities business during that period.

Note 3 - Note Receivable - Related Party

The Company has an unsecured note receivable and accrued interest totaling $50,000 and $1,150, respectively, due from a related party, bearing interest at 5%. Interest is payable quarterly and principal is due in February 2009.

Note 4 - Related Party Transactions

The Company, its Parent and other affiliate companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has an unsecured, non-interest bearing advance, due on demand from a related party totaling $32,500.

The Company has a note receivable and accrued interest due from a related party (See Note 3).

In accordance with an Agreement with a related party, such related party provides office space, telephone and fax lines and copier use. Total fees for such services during the year were $900, which is included in other expenses, in the accompanying statement of operations.

The Company incurred $2,500 in management fees to a related party.

The Company had an unsecured, non-interest bearing advance due from a related party, totaling $19,000 that was uncollectible and charged to bad debt expense during the year.

Note 5 - Concentration of Credit Risk

The Company has a total of $83,650, or approximately 82% of its total assets in an advance, note receivable and accrued interest due from two related parties at June 30, 2008.

Note 6 - Income Taxes

The Company's current year taxable income was partially offset by prior years' net operating loss carryforwards of approximately $11,000. The federal tax due is approximately $911 which has been accrued as of June 30, 2008.

Schedule I

DIAMOND BAY SECURITIES CORP.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2008

Total stockholders' equity qualified for net capital	$ 101,002
Deductions and/or charges	
Non-allowable assets:	
Advance to related party	32,500
Note receivable from related party	50,000
Accrued interest receivable from related party	1,150
Other assets	3
Total deductions and/or charges	83,653
Net Capital	$ 17,349
Aggregate indebtedness	
Accounts payable	$ 678
Income tax payable	911
Total aggregate indebtedness	$ 1,589
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 12,349
Ratio of aggregate indebtedness to net capital	.09 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2008 as filed by Diamond Bay Securities Corp. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Diamond Bay Securities Corp.

In planning and performing our audit of the financial statements of Diamond Bay Securities Corp. (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
August 5, 2008

END